U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                Commission File Number 0-25060
                                                                      ---------

                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

For Period Ended: December 31, 2000

     [ ] Transition Report on Form 10-K      [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K      [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                -----------------------------------


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             READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.
                              PLEASE PRINT OR TYPE.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not Applicable
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                         Part I - Registrant Information

Full Name of Registrant  Humphrey Hospitality Trust, Inc.
                         -----------------------------


Address of Principal Executive Office (Street and Number)   7170 Riverwood Drive
                                                            --------------------

City, State and Zip Code     Columbia, Maryland 21046
                             ------------------------





                       Part II - Rules 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   |     (a) The reasons described in reasonable detail in Part III of this form
   |     could not be eliminated without unreasonable effort or expense;
   |
[X]|     (b) The subject annual report, semi-annual report, transition report on
   | Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be | filed on or before the fifteenth calendar day following the prescribed | due date; or the subject quarterly report or transition report on Form | 10-Q, or portion thereof will be filed on or before the fifth calendar
   |     day following the prescribed due date; and
   |
   |     (c) The  accountant's  statement  or  other  exhibit  required  by Rule
   |     12b-25(c) has been attached if applicable.

                              Part III -- Narrative

         State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

           Humphrey Hospitality Trust, Inc. (the "Registrant") is a real estate investment trust which leases all of its hotel properties to Humphrey Hospitality Management, Inc. (the "Lessee"). Under the rules of the Securities and Exchange Commission, the Registrant is required to include in its filings with the Commission financial statements of the Lessee. Recently, the Lessee advised the Registrant that the Lessee has incurred, and expects to continue to incur, substantial losses from the leasing and operation of the Registrant's hotels. For the year ended December 31, 2000, the Lessee expects to report a net loss of approximately $2.4 million. The Lessee advised the Registrant that economic conditions in a number of the Registrant's markets have led to decreased hotel revenues and increased hotel operating costs. Hotel revenues have been negatively affected by intense new competition in several markets as well as by higher energy costs which have reduced transient travel. Hotel operating costs have increased due to increased utility costs and labor costs. As a result, the Lessee has advised the Registrant that, without a substantial reduction in the rent paid to the Registrant by the Lessee under the leases, the Lessee will be unable to continue to lease and operate the Registrant's hotels. As a result of the foregoing matters, the Registrant's and the Lessee's independent public accountants are reviewing the impact of this recently received information on the Lessee's ability to continue as a going concern and the impact, if any, on the Registrant's financial condition or the carrying value of the Registrant's assets.



                          Part IV -- Other Information

(1) Name and telephone number of person to contact in regard to this notification:

           Paul Schulte                      (443) 259-4500
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         (Name)                  (Area Code) (Telephone Number)

(2) Have all other periodic reports required under 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                   [X]Yes  [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ]Yes [X]No

If so, attach an explanation of the anticipated change, both narratively, and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Humphrey Hospitality Trust, Inc.
         -----------------------------
         (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2001        By:  /s/ Paul Schulte
                                ------------------------------------------------
                                  Name:     Paul Schulte
                                  Title:    Chairman

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
        Intentional misstatements or omissions of fact constitute Federal
                    Criminal Violations (See 18 U.S.C. 1001).